QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) Or 13(e)(1)
of the Securities Exchange Act of 1934

CRA International, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, no par value
(Title of Class of Securities)

12618T105
(CUSIP number of class of securities)

Paul A. Maleh
Chief Executive Officer
CRA International, Inc.
200 Clarendon Street, T-09
Boston, Massachusetts 02116-5092
Telephone: (617) 425-3000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:
Peter M. Rosenblum, Esq. William R. Kolb, Esq. Foley Hoag LLP 155 Seaport Blvd. Boston, Massachusetts 02210 (617) 832-1000	Jonathan D. Yellin, Esq. CRA International, Inc. 200 Clarendon Street, T-09 Boston, Massachusetts 02116 (617) 425-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$29,999,988	$3,021

*
Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than $30,000,000 in aggregate of up to 1,666,666 shares of common stock of CRA International, Inc. at the minimum tender offer price of $18.00 per share in cash.

**
The amount of the filing fee, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $100.70 per million dollars of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,021	Filing Party:	CRA International, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	February 22, 2016
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.
☒
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, initially filed by CRA International, Inc., a Massachusetts corporation ("CRA" or the "Company"), on February 22, 2016, pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on March 3, 2016 (as it may be further supplemented or amended from time to time, the "Schedule TO"), in connection with the Company's offer to purchase for cash up to $30,000,000 in value of shares of its common stock, no par value, at a purchase price not less than $18.00 per share nor greater than $19.75 per share, net to the seller in cash, less applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 2016, as amended on March 3, 2016 (the "Offer to Purchase"), and in the related Letter of Transmittal (together with the Offer to Purchase, as they may be amended or supplemented from time to time, the "Tender Offer").

        This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) and Rule 13e-4(c)(3) promulgated under the Exchange Act. This Amendment No. 2 is being filed to amend and supplement certain provisions of the Schedule TO as set forth herein. Except as amended hereby to the extent specifically provided herein, all terms of the Tender Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 2 by reference.

Item 10.    Financial Statements

Item 10(b) of the Schedule TO is hereby deleted and replaced with the following:

        (b)   The information set forth in Section 9 of the Offer to Purchase, as amended ("Source and Amount of Funds"), is incorporated herein by reference. The pro forma financial information included in the press release attached hereto as Exhibit (a)(6) is incorporated herein by reference.

Item 11.    Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

        On March 4, 2016, the Company filed its Annual Report on Form 10-K for the fiscal year ended January 2, 2016, which is hereby incorporated by reference into the Schedule TO and the Offer to Purchase.

        On March 11, 2016, the Company issued a press release providing specified pro forma financial information regarding the effect of the Tender Offer. A copy of the press release is filed as Exhibit (a)(6) and is incorporated herein by reference.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit index:

Exhibit No.	Description
(a)(6)	Press release providing specified pro forma financial information, dated March 11, 2016.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CRA INTERNATIONAL, INC.
	By:	/s/ CHAD M. HOLMES
		Name:	Chad M. Holmes
		Title:	Chief Financial Officer, Executive Vice President and Treasurer
Dated: March 11, 2016

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated February 22, 2016 (incorporated by reference to Exhibit (a)(1)(A) to the Company's Schedule TO filed on February 22, 2016).
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Company's Schedule TO filed on February 22, 2016).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Company's Schedule TO filed on February 22, 2016).
(a)(1)(D)
Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated February 22, 2016 (incorporated by reference to Exhibit (a)(1)(D) to the Company's Schedule TO filed on February 22, 2016).
(a)(1)(E)
Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated February 22, 2016 (incorporated by reference to Exhibit (a)(1)(E) to the Company's Schedule TO filed on February 22, 2016).
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press release announcing the Tender Offer, dated February 22, 2016 (incorporated by reference to Exhibit 99.1 to the Company's current report on Form 8-K filed on February 22, 2016).
(a)(6)	Press release providing specified pro forma financial information, dated March 11, 2016.
(b)(1)
Credit Agreement dated as of April 24, 2013 by and among CRA International, Inc. and CRA International (UK) Limited, as the Borrowers, RBS Citizens, N.A., as Administrative Agent, Bank of America, N.A., as Syndication Agent, and the Lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K filed on April 30, 2013).
(b)(2)
Securities Pledge Agreement dated as of April 24, 2013 by and between CRA International, Inc., as Pledgor, and RBS Citizens, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Company's current report on Form 8-K filed on April 30, 2013).
(c)	Not applicable.
(d)(1)	1998 Incentive and Nonqualified Stock Option Plan, as amended (incorporated by reference to Exhibit 10.1 to the Company's quarterly report on Form 10-Q filed on June 20, 2002).
(d)(2)	1998 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Company's registration statement on Form S-1/A filed on April 3, 1998).
(d)(3)	2004 Nonqualified Inducement Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company's quarterly report on Form 10-Q filed on October 15, 2004).
(d)(4)	Amended and Restated 2006 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.4 to the Company's annual report on Form 10-K filed on March 13, 2014).
(d)(5)	2009 Nonqualified Inducement Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company's quarterly report on Form 10-Q filed on June 22, 2009).
(d)(6)
Form of Incentive Stock Option under the 1998 Incentive and Nonqualified Stock Option Plan, as amended (incorporated by reference to Exhibit 10.4 to the Company's annual report on Form 10-K filed on February 10, 2005).

Exhibit No.	Description
(d)(7)	Form of Nonqualified Stock Option under the 1998 Incentive and Nonqualified Stock Option Plan, as amended (incorporated by reference to Exhibit 10.5 to the Company's annual report on Form 10-K filed on February 10, 2005).
(d)(8)
Form of Nonqualified Stock Option under the 2004 Nonqualified Inducement Stock Option Plan (incorporated by reference to Exhibit 10.6 to the Company's annual report on Form 10-K filed on February 10, 2005).
(d)(9)
Form of Restricted Stock Agreement for Non-Employee Director Award pursuant to Section 6.9 of the 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's current report on Form 8-K filed on April 27, 2006).
(d)(10)
Form of Restricted Stock Agreement for Non-Employee Director Award pursuant to Section 6.9 of the 2006 Equity Incentive Plan with Company Right of First Refusal (incorporated by reference to Exhibit 10.9 to the Company's annual report on Form 10-K filed on February 12, 2009).
(d)(11)
Form of Restricted Stock Agreement for Non-Employee Director Award pursuant to Section 6.9 of the 2006 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.11 to the Company's annual report on Form 10-K filed on March 2, 2012).
(d)(12)
Form of Restricted Stock Agreement for Employee or Independent Contractor Awards under the 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's current report on Form 8-K filed on April 27, 2006).
(d)(13)
Form of Restricted Stock Agreement for Employee or Independent Contractor Awards under the 2006 Equity Incentive Plan with Company Right of First Refusal (incorporated by reference to Exhibit 10.11 to the Company's annual report on Form 10-K filed on February 12, 2009).
(d)(14)
Form of Restricted Stock Agreement for Employee or Independent Contractor Awards under the 2006 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.14 to the Company's annual report on Form 10-K filed on March 2, 2012).
(d)(15)	Form of Nonqualified Stock Option under the 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company's annual report on Form 10-K filed on February 8, 2007)
(d)(16)
Form of Nonqualified Stock Option under the 2006 Equity Incentive Plan with Stock Ownership Guidelines (incorporated by reference to Exhibit 10.16 to the Company's annual report on Form 10-K filed on March 2, 2012).
(d)(17)	Form of Restricted Stock Unit Award Agreement under the 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 to the Company's annual report on Form 10-K filed on January 29, 2010).
(d)(18)
Form of Restricted Stock Unit Award Agreement under the 2006 Equity Incentive Plan with Stock Ownership Guidelines (incorporated by reference to Exhibit 10.18 to the Company's annual report on Form 10-K filed on March 2, 2012).
(d)(19)
Form of Restricted Stock Unit Award Agreement for Performance under the 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.15 to the Company's annual report on Form 10-K filed on January 29, 2010).
(d)(20)
Form of Restricted Stock Unit Award Agreement for Performance under the 2006 Equity Incentive Plan with Stock Ownership Guidelines (incorporated by reference to Exhibit 10.20 to the Company's annual report on Form 10-K filed on March 2, 2012).
(d)(21)	CRA International, Inc. Cash Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K filed on March 2, 2012).

Exhibit No.	Description
(d)(22)	Summary of Director Compensation (incorporated by reference to Exhibit 10.23 to the Company's annual report on Form 10-K filed on March 17, 2015)
(g)	Not applicable.
(h)	Not applicable.

QuickLinks

CALCULATION OF FILING FEE
  Item 10. Financial Statements
  Item 11. Additional Information
  Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX